SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date:  May 22, 2018

List of materials

Documents attached hereto:

i) Press release Announcement Financial Targets of the Electronics and Entertainment Businesses for the fiscal year ending March 31, 2021

Sony Corporation
May 22, 2018

Financial Targets of the Electronics and Entertainment Businesses
for the fiscal year ending March 31, 2021

Sony Corporation ("Sony") today announced its financial targets for the Electronics and Entertainment businesses for the fiscal year ending March 31, 2021, as set out in the table below.

■	Operating income targets for the fiscal year ending March 31, 2021 (billions of yen)

Game & Network Services ("G&NS") segment	130～170
Music segment	110～130
Pictures segment	58～68
Home Entertainment & Sound ("HE&S") segment	75～105
Imaging Products & Solutions ("IP&S") segment	85～105
Mobile Communications ("MC") segment	20～30
Semiconductors segment	160～200

Assumed foreign currency exchange rates are approximately 105 yen for the U.S. dollars and approximately 115 yen for the euro.

(For your reference) Branded Hardware*	180～240
* The sum of HE&S, IP&S and MC segments

■	(For your reference) The forecast for each business segment for the fiscal year ending March 31, 2019, announced on April 27, 2018 (billions of yen)

G&NS segment	Sales**	1,900
	Operating income	190
Music segment	Sales**	750
	Operating income	112
Pictures segment	Sales**	960
	Operating income	42
HE&S segment	Sales**	1,150
	Operating income	86
IP&S segment	Sales**	660
	Operating income	75
MC segment	Sales**	640
	Operating income (loss)	(15)
Semiconductors segment	Sales**	870
	Operating income	100

Assumed foreign currency exchange rates are approximately 105 yen for the U.S. dollars and approximately 125 yen for the euro.

(For your reference) Branded Hardware*	Sales**	2,450
	Operating income	146
** Includes operating revenue and intersegment sales.

Cautionary Statement
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "intend," "seek," "may," "might," "could" or "should," and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony's markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated;

(iii)
Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony's ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony's ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)
Sony's ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)
Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony's ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony's strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony's ability to forecast demands, manage timely procurement and control inventories;
(xiii)
Sony's reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment;
(xvi)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony's business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

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